United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 14, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

March 14, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 65,369 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	65,369

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 65,369 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Manik (Nik) Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 28,679 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	28,679

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 28,679 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,890 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,890

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8,890 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	José Antonio Echeverría
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 7,916 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,916

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7,916 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,082 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,082

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8,082 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,185 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,185

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8,185 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 5,736 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	5,736

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5,736 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 6,505 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	6,505

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6,505 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 7,631 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,631

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7,631 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 10,288 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,288

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,288 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	John Galvin
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 7,153 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,153

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7,153 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Francois Gay Bellile
2	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 7,296 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,296

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7,296 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,207 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,207

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8,207 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Peter West
2	Reason for notification
a)	Position / status	General Manager, Australia, Pacific and Indonesia
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 10,825 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 13 March 2026.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,825

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,825 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-03-13
f)	Place of the transaction	Outside of trading venue – off-market

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 14, 2023	By:	/s/Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary